Company Contacts:
Camelot Information Systems Inc.
Mr. Franklin King, Interim Chief Financial Officer
Tel: +86 (10) 6441 9980 ext. 8120
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Acct. Mgr.
Tel: +86 (10) 8573 1014 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:

Camelot Information Systems Inc. Announces Unaudited Second Quarter 2013 Financial Results

BEIJING, August 22, 2013 -- Camelot Information Systems Inc. (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry IT services in China (“Camelot” or the “Company”), today announced unaudited financial results for the second quarter ended June 30, 2013.

Second-Quarter Financial and Operating Highlights:

•	Net revenues were $62.5 million in the second quarter of 2013, as compared to $62.1 million in the same period in 2012.
•	Net revenues from enterprise application services (EAS) were $42.1 million, as compared to $41.2 million in the same period in 2012.
•	Net revenues from financial industry IT services (FIS) were $20.4 million, as compared to $20.9 million in the same period in 2012.
•	Gross profit was $12.2 million, as compared to $16.2 million in the same period in 2012.
•
Loss from operations was $5.4 million, as compared to income from operations of $3.5 million in the same period in 2012. Adjusted operating loss1 was $4.4 million, as compared to adjusted operating income of $4.5 million in the same period in 2012.

•
Net loss attributable to Camelot was $8.5 million, as compared to net income attributable to Camelot of $2.4 million in the same period in 2012. Adjusted net loss attributable to Camelot1 was $7.5 million, as compared to adjusted net income attributable to Camelot of $3.5 million in the same period in 2012.

1	For more information about the adjusted (i.e. non-GAAP) financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

“We managed to maintain our revenues in the second quarter of 2013 comparable with the same period last year in a challenging business environment, and our top-line performance met our expectations. At this point in 2013, we continue to experience slow economic growth and a higher rate of annual wage increases,” commented Mr. Simon Ma, Camelot’s Chairman and Chief Executive Officer. “Throughout the remainder of this year, we will continue to build our new FIS subsidiary, improve the effectiveness of our organization, and invest in new product categories such as solutions.”

Second-Quarter 2013 Financial Results

Net revenues in the quarter ended June 30, 2013 increased 0.6% to $62.5 million from $62.1 million in the same period in 2012.

Net Revenues by Segment (in thousands, except percentage)

Segment	Three Months Ended June 30, 2013		Three Months Ended June 30, 2012
Enterprise application services (EAS)	$42,105	67.4%	$41,213	66.4%
Financial industry IT services (FIS)	20,358	32.6%	20,873	33.6%
Total net revenues	$62,463	100.0%	$62,086	100.0%

EAS net revenues increased 2.2% year-over-year to $42.1 million in the quarter. EAS net revenues amounted to 67.4% of total net revenues in the quarter. FIS net revenues decreased 2.5% year-over-year to $20.4 million. FIS net revenues accounted for 32.6% of the quarter’s total net revenues.

Cost of revenues increased 9.6% to $50.3 million from $45.9 million in the same period in 2012. Adjusted cost of revenues increased 9.7% to $50.3 million from $45.8 million in the same period in 2012. Adjusted cost of revenues excludes $22,000 of share-based compensation expense and $16,000 of amortization expense for acquisition-related intangible assets.

Gross profit decreased 24.9% to $12.2 million from $16.2 million in the same period in 2012. Adjusted gross profit decreased 24.9% to $12.2 million from $16.3 million in the same period in 2012. The gross margin was 19.5% in the quarter, as compared to 26.1% in the same period in 2012. The adjusted gross margin was 19.6% in the quarter, as compared to 26.2% in the same period in 2012.

Operating expenses were $17.6 million in the quarter, as compared to $12.7 million in the same period in 2012. Adjusted operating expenses were $16.7 million, as compared to $11.7 million in the same period in 2012. Operating expenses increased year-over-year primarily due to higher general and administrative expenses primarily attributable to management initiatives to centralize budgeting and contract issuance and monitoring, and from higher research and development expenses due to headcount increases. Adjusted operating expenses exclude $631,000 of share-based compensation expense and $297,000 of amortization expense for acquisition-related intangible assets.

Operating loss was $5.4 million, as compared to operating income of $3.5 million in the same period in 2012. Adjusted operating loss was $4.4 million, as compared to adjusted operating income of $4.5 million in the same period in 2012.

Income tax expense was $3.2 million, as compared to $758,000 in the year-ago period, representing a tax rate of negative 60.4%.

Net loss attributable to Camelot in the second quarter of 2013 was $8.5 million, as compared to net income attributable to Camelot of $2.4 million in the same period in 2012. Adjusted net loss attributable to Camelot for the second quarter of 2013 was $7.5 million, as compared to adjusted net income attributable to Camelot of $3.5 million in the same period in 2012.

Six-Month 2013 Financial Results

In the first six months of 2013, net revenues increased 2.4% to $122.1 million from $119.2 million in the first six months of 2012. Revenues in the EAS business were $78.6 million, a decrease of 2.4% from $80.5 million in the same period of 2012. Revenues in the FIS business line were $43.5 million, an increase of 12.4% from $38.7 million the same period of 2012. Gross profit was $23.9 million, as compared to $28.9 million in the same period of 2012. The gross margin was 19.6%, as compared to 24.3% in the same period of 2012. The adjusted gross margin was 19.7%, as compared to 24.4% in the same period of 2012.

Operating loss was $9.2 million in the first six months of 2013, as compared to operating income of $1.9 million in the same period of 2012. The operating margin was negative 7.6%, as compared to positive 1.6% in the same period of 2012. Adjusted operating loss was $7.3 million, as compared to operating income of $5.2 million in the same period of 2012. The non-GAAP operating margin was negative 6.0%, as compared to positive 4.3% in the same period of 2012.

Income tax expense was $3.9 million, as compared to $465,000 in the same period of 2012.

Net loss attributable to Camelot was $12.7 million in the first six months of 2013, as compared to net income of $1.6 million in the same period of 2012, or a loss of $0.28 per diluted ADS as compared to net income of $0.03 per ADS in the same period of 2012. Adjusted net loss attributable to Camelot was $10.8 million, or $0.23 per ADS in the first six months of 2013, as compared to adjusted net income of $4.9 million, or $0.10 per ADS in the same period of 2012.

Balance Sheet and Cash Flow

As of June 30, 2013, the Company had $63.1 million in cash, cash equivalents, and term deposits, as compared to $95.5 million in cash, cash equivalents, short-term investments, and term deposits, as of December 31, 2012. The decrease was primarily due to a $12.8 million net loss, a $19.1 million increase in accounts receivable, and a $3.0 million payment of contingent consideration for an acquisition, offset by $3.3 million received from bank borrowing.

Days’ sales outstanding2 (“DSO”) were 211 days in the second quarter of 2013, an increase of six days from 205 days in the same period of 2012.

Employees

The Company’s headcount increased to 6,198 as of June 30, 2013, which included 5,408 information technology (IT) professionals, as compared to 6,097 total employees and 5,314 IT professionals at the end of the first quarter. Of the IT professionals, EAS employee headcount numbered 2,224, and FIS employee headcount numbered 3,184.

Business Outlook

Third Quarter of 2013

Camelot expects net revenues in the third quarter of 2013 of approximately $65 million, representing a 4.7% increase from revenues of $62.1 million in the third quarter of 2012.

In addition, the Company expects adjusted net income attributable to Camelot of approximately $2 million in the third quarter of 2013.

Full-Year 2013

For full-year 2013, Camelot expects net revenues of approximately $260 million, representing a 2.3% increase from the prior year.

The Company now expects a full-year 2013 adjusted net loss attributable to Camelot of approximately $4.0 million, as compared to adjusted net income of $6.2 million in the prior year.

Conference Call Information

Camelot senior management will host a conference call at 8:00 a.m. (U.S. Eastern Daylight Time) / 5:00 a.m. (U.S. Pacific Daylight Time) / 8:00 p.m. (Beijing / Hong Kong time) on Thursday, August 22, 2013 to discuss the Company’s second-quarter 2013 financial results.

The conference call may be accessed by calling:
US Toll free:	(877) 415-3183
US Toll / International:	(857) 244-7326
Hong Kong toll free:	800.96.3844
HK Toll:	852.3002.1672
UK toll free:	08082347616

2
Calculated by dividing average accounts receivable, net of deferred revenue, by rolling gross revenues before business tax and related surcharges, and multiplying by 360 days. Rolling gross revenues are for the 12 months ended March 31, 2013.

UK toll:	44.207.365.8426
South China toll free / China Telecom:	10 800 130 1713
North China toll free / China Netcom:	10 800 713 1756
China toll:	86 4008811630
Taiwan toll free:	0809090400

Passcode: 56453421

Please dial in approximately 10 minutes before the scheduled time of the call.

A replay of the conference call may be accessed by phone at the following numbers until 11:59 p.m. Central China Time on August 29, 2013:

US Toll free:	(888) 286-8010
US Toll / International:	(617) 801-6888

Passcode: 70295289

A live webcast of the conference call and recording of the conference call will be available on the investor relations page of Camelot’s website at www.camelotchina.com.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP, Camelot uses the non-GAAP (“adjusted”) financial measures of gross profit and margin, operating expenses, operating income and margin, net income attributable to Camelot Information Systems Inc. and margin, and diluted earnings per share and diluted earnings per ADS, which are adjusted from results based on U.S. GAAP to exclude impairment of intangible assets, impairment of goodwill, share-based compensation, amortization expense for acquisition-related intangible assets, and changes in fair value of contingent consideration. The non-GAAP financial measures are provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. The non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of the non-GAAP financial measures may differ from the calculations used by other companies, and therefore comparability may be limited.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China, as measured by its 2010 revenues and the number of SAP consultants as of December 31, 2010, according to International Data Corporation (“IDC”). IDC also ranked Camelot the number-one service provider in the banking testing market in 2010. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobiles, technology, as well as telecommunications, media and education.

SAFE HARBOR

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

– financial tables follow –

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Balance Sheets (Unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	June 30, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$63,112	$93,876
Term deposits	–	313
Restricted cash	970	1,137
Short-term investments	–	1,284
Billed accounts receivable	49,298	45,279
Unbilled accounts receivable	123,447	105,240
Other current assets	25,901	23,395
Total current assets	262,728	270,524
Property and equipment, net	4,245	4,393
Intangible assets	11,012	11,949
Long term investment	707	–
Other long-term assets	2,005	2,062
Total assets	280,697	288,928

Liabilities and equity
Current liabilities
Consideration payable in connection with business acquisition	–	2,992
Other current liabilities	84,392	79,877
Total current liabilities	84,392	82,869
Other non-current liabilities	2,416	2,786
Total liabilities	86,808	85,655
Equity (a)	193,889	203,273
Total liabilities and equity	280,697	288,928

Note:
(a) As of June 30, 2013, there were 190,926,475 ordinary shares issued and 185,269,020 shares outstanding.

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net revenues	$62,463	$62,086	$122,097	$119,209
Cost of revenues(1)(2)	(50,290)	(45,869)	(98,158)	(90,298)
Gross profit	12,173	16,217	23,939	28,911
Selling and marketing(1)(2)	(3,223)	(3,493)	(6,703)	(8,102)
General and administrative(1)(2)	(11,733)	(7,401)	(21,326)	(15,385)
Research and development costs	(2,631)	(1,797)	(5,290)	(3,464)
Changes in fair value of contingent consideration for acquisition	–	(50)	–	(97)
Total operating expense	(17,587)	(12,741)	(33,319)	(27,048)
Government subsidies	–	–	133	–
(Loss) income from operations	(5,414)	3,476	(9,247)	1,863
Interest expense	(33)	(54)	(48)	(146)
Interest income	122	210	335	559
(Loss) income before provisions for income tax	(5,325)	3,632	(8,960)	2,276
Income tax expense	(3,218)	(758)	(3,868)	(465)
Net loss of an equity investment, net of tax	(6)	–	(9)	–
Net (Loss) income	(8,549)	2,874	(12,837)	1,811
Noncontrolling interest	87	(460)	88	(235)
Net (Loss) income attributable to Camelot Information Systems Inc.(3)	(8,462)	2,414	(12,749)	1,576

Earnings per share
Basic-ordinary shares	(0.05)	0.01	(0.07)	0.01
Diluted-ordinary shares	(0.05)	0.01	(0.07)	0.01

Earnings per ADS
Basic-ADSs	(0.18)	0.05	(0.28)	0.04
Diluted-ADSs	(0.18)	0.05	(0.28)	0.03

Weighted average shares outstanding
Basic-ordinary shares	185,264,624	177,621,367	185,167,362	177,621,367
Diluted-ordinary shares	185,264,624	186,288,689	185,167,362	186,302,302

Weighted average ADSs outstanding
Basic-ADSs	46,316,156	44,405,342	46,291,841	44,405,342
Diluted-ADSs	46,316,156	46,572,172	46,291,841	46,575,576

Net (Loss) income	(8,549)	2,874	(12,837)	1,811
Other comprehensive (loss) income, net of tax:
Change in cumulative foreign currency translation adjustments	1,971	(1,717)	2,142	(1,649)
Comprehensive (loss) income	(6,578)	1,157	(10,695)	162

Less: comprehensive loss(income) attributable to the noncontrolling interest	33	(447)	28	(230)
Comprehensive (loss) income attributable to Camelot Information Systems Inc.	(6,545)	710	(10,667)	(68)

(1) Includes the following amounts of share-based compensation expenses for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Cost of revenues	$22	$19	$44	$43
Selling and marketing	122	430	244	1,517
General and administrative	509	39	1,017	537
Total share-based compensation expenses	$653	$488	$1,305	$2,097

(2) Includes the following amounts of amortization expense for acquisition-related intangible assets for the periods indicated

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Cost of revenues	$16	$32	$32	$64
Selling and marketing	224	417	509	898
General and administrative	73	71	145	142
Total amortization expense for acquisition-related intangible assets	$313	$520	$686	$1,104

(3) The following table sets forth the reconciliation of our adjusted net loss attributable to Camelot Information Systems Inc. to the U.S. GAAP net loss attributable to Camelot Information Systems Inc.:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net loss attributable to Camelot Information Systems Inc. (U.S. GAAP)	$(8,462)	$2,414	$(12,749)	$1,576
Share-based compensation	653	488	1,305	2,097
Amortization expense for acquisition-related intangible assets	313	520	686	1,104
Changes in fair value of contingent consideration	–	50	–	97
Total adjusted amounts	966	1,058	1,991	3,298
Adjusted net (loss) income attributable to Camelot Information Systems Inc.	$(7,496)	$3,472	$(10,758)	$4,874

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(U.S. Dollars in Thousands)

	Three-Month Periods Ended June 30,		Six-Month Periods Ended June 30,
	2013	2012	2013	2012
Cash flow from operating activities:
Net (Loss)income	$(8,549)	$2,874	$(12,837)	$1,811
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation of property and equipment	237	257	478	522
Amortization of intangible assets	504	818	1,063	1,508
Deferred income taxes	(23)	(112)	532	370
Provision for account receivable	(683)	(362)	(882)	(791)
Provision for other current assets	–	633	–	633
Share-based compensation	653	488	1,305	2,097
(Gain) loss on disposal of property and equipment	–	(7)	25	11
Change in fair value of contingent consideration for acquisition	–	50	–	97
Net loss of an equity investment, net of tax	6	–	9	–
Changes in operating assets and liabilities:
Accounts receivable	(9,989)	(19,409)	(19,135)	(27,072)
Other assets	(1,099)	193	(2,727)	(452)
Accounts payable	936	4,430	(2,375)	1,744
Other liabilities	6,638	4,948	3,135	(2,045)
Net cash used in operating activities	(11,369)	(5,199)	(31,409)	(21,567)

Cash flow from investing activities:
Purchase of term deposits	–	(330)	(67)	(1,063)
Maturity of term deposits	109	316	387	11,084
Deposit of restricted cash	109	170	149	3,728
Maturity of short term investment	–	–	1,286	–
Proceeds from disposal of property and equipment	–	–	9	4
Purchase of property and equipment	(202)	(170)	(290)	(311)
Purchase of intangible assets and other assets	–	(966)	–	(1,022)
Purchase of businesses, net of cash acquired	–	–	–	(3,500)
Capital injection into a joint venture	–	–	(708)	–
Net cash provided by(used in) investing activities	16	(980)	766	8,920

Cash flow from financing activities:
Proceeds from bank borrowing	3,061	337	3,343	2,881
Repayment of bank borrowing	(255)	(622)	(879)	(8,127)
Payment of contingent consideration for an acquisition	(3,012)	(3,151)	(3,012)	(5,100)
Net cash used in financing activities	(206)	(3,436)	(548)	(10,346)

Effect of foreign exchange rate changes	519	(11)	427	20

Net decrease in cash and cash equivalents	(11,040)	(9,626)	(30,764)	(22,973)
Cash and cash equivalents, beginning of period	74,152	43,781	93,876	57,128
Cash and cash equivalents, end of period	63,112	34,155	63,112	34,155

CAMELOT INFORMATION SYSTEMS INC.
Reconciliations of Adjusted Financial Measures to Comparable GAAP Measures (Unaudited)
(US Dollars in Thousands, Except per Share Data and Percentage)

	Three Months Ended June 30, 2013				Three Months Ended June 30, 2012
	GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues	$50,290	$(38)	(a)	$50,252	$45,869	$(51)	(a)	$45,818
Gross profit	12,173	38	(a)	12,211	16,217	51	(a)	16,268
Operating expenses	17,587	(928)	(a)	16,659	12,741	(1,007)	(a)	11,734
Operating income(loss)	(5,414)	966	(a)	(4,448)	3,476	1,058	(a)	4,534
Net income(loss)	(8,462)	966	(a)(d)	(7,496)	2,414	1,058	(a)	3,472
Net gross margin	19.5%	0.1%	(b)	19.6%	26.1%	0.1%	(b)	26.2%
Net operating margin	(8.7%)	1.5%	(a)	(7.2%)	5.6%	1.7%	(a)	7.3%
Net margin	(13.5%)	1.5%	(a)	(12.0%)	3.9%	1.7%	(a)	5.6%
Diluted EPS	$(0.05)	$0.01	(c)	$(0.04)	$0.01	$0.01	(c)	$0.02
Diluted EPADS	$(0.18)	$0.02	(c)	$(0.16)	$0.05	$0.02	(c)	$0.07

	Six Months Ended June 30, 2013				Six Months Ended June 30, 2012
	GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues	$98,158	$(76)	(a)	$98,082	$90,298	$(107)	(a)	$90,191
Gross profit	23,939	76	(a)	24,015	28,911	107	(a)	29,018
Operating expenses	33,319	(1,915)	(a)	31,404	27,048	(3,191)	(a)	23,857
Operating income(loss)	(9,247)	1,991	(a)	(7,256)	1,863	3,298	(a)	5,161
Net income(loss)	(12,749)	1,991	(a)(d)	(10,758)	1,576	3,298	(a)	4,874
Net gross margin	19.6%	0.1%	(b)	19.7%	24.3%	0.1%	(b)	24.4%
Net operating margin	(7.6%)	1.6%	(a)	(6.0%)	1.6%	2.7%	(a)	4.3%
Net margin	(10.4%)	1.6%	(a)	(8.8%)	1.3%	2.8%	(a)	4.1%
Diluted EPS	$(0.07)	$0.01	(c)	$(0.06)	$0.01	$0.02	(c)	$0.03
Diluted EPADS	$(0.28)	$0.05	(c)	$(0.23)	$0.03	$0.07	(c)	$0.10

Notes:

(a) The non-GAAP adjustments include share-based compensation expense, amortization expense for acquisition-related intangible assets and changes in fair value of contingent consideration, which are presented in the notes (1) and (2) below “Condensed Consolidated Statements of Operations (Unaudited)” for the reconciliation process

(b) Adjustments to exclude amortization expense for acquisition-related intangible assets and share-based compensation recorded in cost of sales of $38, $51, $76 and $107 for the three-month periods ended June 30, 2013 and 2012, and the six-month periods ended June 30, 2013 and 2012, respectively.

(c) Adjusted diluted EPS is computed by dividing adjusted net income attributable to Camelot Information Systems Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

(d) Net income refers to net income attributable to Camelot.

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